Page 2
                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of August 2003

                                 4th August 2003

                                  NDS GROUP PLC
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

              Form 20-F |X|                            Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes |_|                        No |X|


           If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                Not Applicable

NDS Group plc Maintains Strong Profitability Whilst Increasing Subscriber Base by 16%

   LONDON--Aug. 4, 2003--NDS Group(NASDAQ:NNDS):

   Highlights:

   --  Profitability for fourth quarter and full year maintained

   -- Operating expenses reduced compared to last year and significant cash generated

   -- Hong Kong's Galaxy DTH platform selects NDS for new digital end-to-end service

   --  NDS selected as prime systems integrator to India's Hathway
        Cable & Datacom

   --  NDS joint venture with Rank, Fancy a Flutter, launches on UK's
        Sky digital

   -- Bloomberg interactive service using NDS Value@TV(TM) on DTH platform launched in UK

   -- NDS launches sophisticated interactive service for QVC over Telewest cable platform - 'buy button' active for over 13,000 QVC products

   -- New technology revenues boosted from Orbis OpenBet(TM) software

   -- 26 million smart cards shipped during the year - an all time record

   NDS Group plc, a News Corporation company, and the leading provider of technology solutions for digital pay-TV, today announced its unaudited results for the quarter ended 30 June 2003 (Q4 FY03), together with its unaudited full year results for fiscal 2003.

   Commenting on NDS's performance:

   Dr Abe Peled, President and Chief Executive Officer said: "This has been a challenging year for NDS - with a difficult economic environment, and a number of litigation actions. I am proud that our people have remained focussed on business issues without being distracted and they are fully concentrating on supporting our customers and laying the foundation for the future growth of the company. Despite the market remaining flat and cautious, NDS has gained considerable momentum with a number of new platform wins in China, India, Russia and Hong Kong over the year. In addition, we have seen Viasat make the decision to change their conditional access system to NDS, and we have established a strong stake in the Australian market with FOXTEL. NDS remains committed to its core values of technology excellence and service to our customers. This commitment has helped our customers to achieve their ongoing successes and continued revenue growth."
   Rick Medlock, Chief Financial Officer, added: "We have had to work hard this year to deliver a solid and profitable financial result in the face of tough economic conditions. We have won new business, which helps the pipeline for the future; we have managed to reduce costs which has helped maintain strong margins, and we have maintained a tight control over working capital helping us to generate significant free cashflow."

   Key Statistics



                  3 months 3 months   %      Year    Year       %
                     to       to    change   ended   ended    change
                   30 June  30 June         30 June  30 June
                    2003     2002            2003     2002
----------------------------------------------------------------------
GBP'000
----------------------------------------------------------------------
Revenues             53,122  65,014   -18%   237,237  240,788     -1%
----------------------------------------------------------------------
Operating Income,
 before
 amortisation
 & exceptional
 costs               12,574  13,540     -7%   50,679   53,871      -6%
----------------------------------------------------------------------
Operating Margin %     23.7%   20.8%  +2.9%     21.4%    22.4%   -1.0%
----------------------------------------------------------------------
Exceptional costs       925   3,826            4,274    3,826
----------------------------------------------------------------------
EBITA                11,649   9,714    +20%   46,405   50,045     -7%
----------------------------------------------------------------------
Amortisation          2,058   2,180            9,602    7,350
----------------------------------------------------------------------
Operating profit
 under UK GAAP        9,591   7,534    +27%   36,803   42,695    -14%
----------------------------------------------------------------------
Net Income            7,164   5,807    +23%   26,040   30,678    -15%
----------------------------------------------------------------------

----------------------------------------------------------------------
$'000
----------------------------------------------------------------------
Revenues             88,183 107,923    -18%  393,813  399,708     -1%
----------------------------------------------------------------------
Operating Income,
 before
 amortisation
 & exceptional
 costs               20,873  22,476     -7%   84,127   89,426     -6%
----------------------------------------------------------------------
Operating Margin %     23.7%   20.8%  +2.9%     21.4%    22.4%  -1.0%
----------------------------------------------------------------------
Exceptional costs     1,536   6,351            7,095    6,351
----------------------------------------------------------------------
EBITA                19,337  16,125    +20%   77,032   83,075     -7%
----------------------------------------------------------------------
Amortisation          3,416   3,619           15,939   12,201
----------------------------------------------------------------------
Operating profit
 under UK GAAP       15,921  12,506    +27%   61,093   70,874    -14%
----------------------------------------------------------------------
Net Income           11,892   9,640    +23%   43,226   50,925    -15%
----------------------------------------------------------------------

----------------------------------------------------------------------
Subscribers
----------------------------------------------------------------------
Net Subscriber       1.8      1.2             4.8      5.1
 Additions           million  million         million  million
----------------------------------------------------------------------
Subscribers at end  34.4      29.6            34.4     29.6
 of period          million   million         million  million
----------------------------------------------------------------------

1. For the convenience of the reader only, pounds sterling amounts for all periods have been translated into US dollar amounts at the exchange rate of US$1.66 = GBP 1.00, the closing rate of exchange on 30 June 2003.

2. The Company has defined operating income before charges for the amortisation of intangible assets acquired as part of a business combination (EBITA) as a key measure of operating performance, so that period on period comparisons are not distorted by the impact of the amortisation charge arising from acquisitions. Operating income after such amortisation represents operating profit determined under accounting practice generally accepted in the UK. We have also presented figures for EBITA before exceptional items, so that period to period comparisons are not distorted by these unusual items.


   OPERATIONAL REVIEW

   Underlying Business

   The financial results for the year just ended reflect the completion of a number of contracts, principally that with DIRECTV. We shipped a total of 26 million smart cards during the year - an all time record and as at 30 June 2003, 34.4 million active cards were protecting our customers' revenues. We have developed system upgrades and enhancements for many customers and have deployed further interactive applications. In the quarter, Bloomberg launched a service on the BSkyB platform and QVC deployed its interactive TV application across the UK cable network, to complement that already in use on the BSkyB platform. Our revenues from new technologies were boosted by licence income derived from our OpenBet(TM) software developed through Orbis, who had another strong quarter. Asia Pacific proved to be a continuing growth area for NDS with several new platform launches and the early success of our first broadband application on BBCable in Japan. In conjunction with our partner Rank, a suite of bingo-style games were launched on BSkyB under the name Fancy a Flutter with a strong take-up of registrations. Royalties receivable from set-top box manufacturers increased in the quarter following declines of recent quarters.
   Although our margins for the year as a whole are lower than in the previous financial year as a result of revenue mix and volume discounts granted to certain customers, our underlying cost base is lower than twelve months ago. EBITA, before exceptional costs has decreased by 6%, which we consider to be a creditable performance in the current economic circumstances and compares favorably with our major competitors.
   The business that we have won during the year provides us with a series of contracts on which we are currently working and from which we expect to earn revenues in fiscal 2004. Our operational departments are currently very busy working to meet these contractual obligations and we expect to make modest increases in headcount in order to deliver solutions to our new and existing customers. We remain committed to our strategy of supporting current and new customers to grow their subscriber base, of selling new applications and services to current customers, and of winning new pay-TV customers with a focus on cable. Overall, our aim continues to be to develop and provide technologies which are changing the way in which the world is informed and entertained.

   New Business

   We have had a very successful quarter in winning new business, building on successes in previous quarters and this provides a good backlog of orders to fulfill in fiscal 2004.

   -- India's Hathway Cable & Datacom selects NDS to be the prime systems integrator to transition the broadcasting operations from analog to a digital cable TV service. This includes NDS VideoGuard(R) conditional access and NDS Core middleware plus a full-functioned electronic program guide. The system will be installed in the operation center in Mumbai and regional headends in New Delhi and Chennai.

   -- NDS strengthens its leadership position in Asia Pacific with the win of Galaxy Satellite Broadcasting for Hong Kong pay-TV operation. NDS is to provide an end-to-end broadcasting system in Hong Kong. It includes NDS's VideoGuard(TM) robust conditional access and the first full-functioned EPG in the Hong Kong market. Galaxy Satellite Broadcasting Limited is a joint venture between Intelsat, a leading global communications provider, and TVB, Hong Kong's dominant free-to-air broadcaster. The pay-TV service will launch by year-end 2003.

   -- NDS and Rank launch a dedicated bingo-style interactive channel 'Fancy a Flutter' on BSkyB. The joint venture channel offers a mix of pay-to-play and play-for-fun interactive games. Fancy a Flutter is delivered securely by NDS Value @TV(TM) interactive TV system and uses technologies from its subsidiaries Orbis and Visionik for game/account management and design/application development. Rank provides its fixed odds bookmaker permit, use of Rank and Mecca brands as well as marketing and customer service expertise.

   -- Bloomberg launches first interactive financial news channel with NDS Value@TV(TM) on Sky following Bloomberg's choice of NDS as their global supplier of interactive television solutions last year.

   -- NDS builds multi-platform credentials with launch of QVC's full buy button facility over Telewest cable. Extending our existing relationship with QVC and for the first time on digital cable television, viewers will be able to browse through QVC's range of over 13,000 products whilst still accessing the channel in the top right corner of the screen. Customers can place orders using the remote control and, furthermore, the fully transactional service is linked to QVC's Customer Operations Centre, providing a real-time stock check.

   Litigation

   For information regarding litigation affecting the Company, reference is made to Note 2a of the unaudited financial information that accompanies this announcement.

   FINANCIAL REVIEW

   Revenues

   Revenues for the quarter ended 30 June 2003 were GBP 53.1 million, compared to GBP 65.0 million in the same quarter of the previous financial year. For the full year, revenues were GBP 237.2 million compared to GBP 240.8 million in fiscal 2002.
   Conditional access revenues were GBP 29.7 million for the quarter, compared to GBP 41.7 million for the same period in the previous year. For the full year, conditional access revenues were GBP 144.8 million, compared to GBP 125.1 million. The main reason for the changes has been the timing of smart cards sales to DIRECTV. Shipments of the new generation card commenced in February 2002 and the order was completed in May 2003. The base of active smart cards protecting our customers' revenues was 34.4 million as at June 2003, an increase of 4.8 million over the year. These figures include DIRECTV. We do not currently forecast any additional card sales for DIRECTV, although our cards will continue to protect this customer's revenues after our contract expires in August. There has been growth in subscribers with other customers in the US, Asia and UK, and a broadly level subscriber base in Europe and Latin America.
   Revenues from integration, development and support for the quarter were GBP 6.5 million, compared to GBP 9.4 million in the same quarter of the previous financial year. For the full year, revenues in this category were GBP 33.2 million, compared to GBP 43.7 million. We have previously highlighted the fact that project revenues in this category can vary significantly from period to period as a consequence of our revenue recognition policies, whereby project revenues are only recognised once certain criteria have been met. Apart from regular support and maintenance income, revenues in the current quarter were mainly derived from system enhancements for customers in Europe and Asia and from integration work performed for an increasing number of set-top box manufacturers, including new generation boxes for deployment in the UK and Korea.
   Licence fees and royalties amounted to GBP 6.4 million for the quarter and GBP 22.3 million for the full year, compared to GBP 6.8 million and GBP 30.6 million, respectively for the previous financial year. The timing of software delivery and acceptance can significantly affect period-on-period comparisons. Little licence fee income has arisen in fiscal 2003. After decline earlier in fiscal 2003, royalties received from set-top box manufacturers have started to increase.
   Revenues from new technologies amounted to GBP 9.4 million in the quarter and GBP 32.5 million for the full year, compared to GBP 6.6 million and GBP 33.3 million, respectively for the equivalent periods of the previous financial year. During the quarter we earned significant revenues from licences and system enhancements relating to our OpenBet(TM) software from customers in the UK and Asia. Additionally, we earned revenues from the provision of interactive applications for use by QVC over the UK cable network and from Bloomberg, who launched a service on the BSkyB platform in the UK. Initial revenues were earned from our Fancy a Flutter joint venture arrangement with Rank, which offers bingo-style games to BSkyB viewers under Rank's Mecca brand.
   Reported sterling revenues have been adversely affected by the decline in the relative value of the US Dollar, in particular because approximately 61% of revenues were denominated in US Dollars in the period.

   Margins

   Gross margin was 68.3% for the quarter and 60.2% for the full year, compared to 60.7% and 65.5% in the previous year. This is due to revenue mix and exchange rate movements. Card sales at lower margin to DIRECTV reduced the margin over the year as a whole, but lower card shipments in the fourth quarter, combined with higher revenues from royalties and new technologies, increased the margin towards the end of the year. Reported Q4 margins were further improved by the release of some income, previously deferred, as a result of resolving certain elements of card prices that were disputed by DIRECTV.

   Operating Expenses

   Sales and marketing costs were lower for the year as a whole, but slightly higher in the fourth quarter, as a result of the timing of expenditure which is focussed at particular events and audiences. Research and development expenditure is lower compared with the same periods in the previous financial year. This is as a result of cost-saving measures introduced in the second part of last year and from reduced discretionary expenses. We have also benefited from the decline in the relative value of the US Dollar, which has the effect of reducing the reported sterling costs, especially of our Israel and US operations. General and administrative costs are in line with the previous year, with staff-cost savings being substantially off-set by higher property costs and legal and professional fees. Volatility in sterling exchange rates has generated gains in fiscal 2003 compared to losses in fiscal 2002.

   Exceptional costs

   We have incurred exceptional legal costs of GBP 0.9 million in the quarter (GBP 3.8 million for the full year) in connection with the two lawsuits and the investigation. No provision has been made for future costs or other payments.
   During the year we incurred a charge of GBP 0.5 million to write off an investment in a technology venture capital fund as, following discussions with the fund manager, we now believe that there is no realistic prospect of realizing value in the foreseeable future.

   Amortisation

   Amortisation of intangible fixed assets arising as a result of previous years' business acquisitions was GBP 2.1 million in the quarter and GBP 9.6 million for the full year. The increase for the prior year reflects the additional intangible assets recognised during the fourth quarter of that year relating to the Orbis and Visionik acquisitions. During the quarter we revised downwards our estimate of the goodwill arising on the Visioinik acquisition by GBP 3.2 million, as a result of lowered earn-out expectations. This only affected Q4's amortisation charges and the amounts payable to vendors. There is no impairment to the carrying value of the assets of the business.

   Net income

   As a consequence of the factors outlined above, our underlying operating performance, as measured by operating income before exceptional costs and amortisation of intangibles was GBP 12.6 million for the quarter and GBP 50.7 million for the full year, representing an operating margin of 23.7% and 21.4%, respectively. Operating profit as measured under UK generally accepted accounting practice was GBP
9.6 million for the quarter and GBP 36.8 million for the full year, compared to GBP 7.5 million and GBP 42.7 million respectively in fiscal 2002. Net income attributable to the shareholders of NDS Group plc was GBP 7.2 million for the quarter and GBP 26.0 million for the full year.

   Working capital

   Inventory balances have reduced by GBP 29.4 million over the year as we shipped large volumes of cards to DIRECTV and substantially completed the planned card changeover for BSkyB. This changeover is funded through monthly subscriber fees, therefore has no impact on revenues but the reduction in inventory is partially offset by a decrease in provisions of GBP 14.5 million. The reported value of trade receivables has decreased by GBP 11.5 million over the year but by GBP 30.3 million during the quarter. As at March 2003, approximately GBP 25 million was receivable from DIRECTV, GBP 16 million of which was past due. The bulk of this amount, together with other amounts arising during the current quarter were paid. There remain some past due items owing which we are discussing with DIRECTV and have deferred recognising the revenue until the matters are resolved. Working capital current liabilities have declined by GBP
36.5 million in the year. Customer deposits and deferred income has declined by GBP 23.1 million, mainly as a result of having received payment from customers in the previous financial year for items where the revenue has been recognised in the current financial year.
   As a result of these large movements in working capital, operating cash flows have been higher than operating income, at GBP 36.2 million for the quarter and GBP 44.8 million for the full year. After allowing for interest, tax and capital payments, we experienced a net cash in-flow in the quarter of GBP 32.1 million and GBP 25.3 million for the full year. As at 30 June 2003, we had cash balances of GBP 121.5 million.

   About NDS

   NDS Group plc (NASDAQ/ NASDAQ Europe: NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See www.nds.com for more information about NDS.

   Cautionary Statement Concerning Forward-looking Statements

   The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS's filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

   CONFERENCE CALL

   Dr. Abe Peled, President and Chief Executive Officer and Rick
Medlock, Chief Financial Officer, will host a conference call to discuss this announcement and answer questions at 3:00 pm UK time
(10:00 am Eastern time) on Monday 4 August 2003.


UK & International:   +44 (0) 208 240 8243
UK only free phone:   0800 923 3013
(Instant Replay:      +44 (0) 208 288 4459 or 0500 637880 -
                      Passcode: 143142)

USA Toll-free phone:  (800) 513 7698
(Instant Replay:      (334) 323 6222 or (866) 484 2564 -
                      Passcode: 143142)

   The audio replay for the call will also be available on the NDS website www.nds.com from 5 August 2003.


                             NDS GROUP PLC
            UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
                FOR THE THREE MONTHS ENDED 30 JUNE 2003



                                         3 months ended 3 months ended
                                             30 June        30 June
                                  Notes       2003           2002
                                            GBP'000        GBP'000
Revenues

Conditional access                           29,678         41,666
Integration, development &
 support                                      6,516          9,399
Licence fees & royalties                      6,368          6,791
New technologies                              9,444          6,556
Other revenue                                 1,116            602
                                          ---------      ---------
Total revenues                               53,122         65,014
                                          ---------      ---------

Cost of sales

Smart card & changeover
 provisions                                  (8,591)       (19,250)
Operations & support                         (5,187)        (4,810)
Royalties                                    (1,421)        (1,169)
Other                                        (1,657)          (317)
                                          ---------      ---------
Total cost of sales                         (16,856)       (25,546)
                                          ---------      ---------

Gross profit                                 36,266         39,468
                                          ---------      ---------
Gross profit %                                 68.3%          60.7%

Operating expenses, excluding
 amortisation of intangible fixed
 assets and exceptional items
Sales & marketing expenses                   (3,908)        (3,797)
Research & development                      (15,526)       (17,340)
General & administration                     (4,525)        (4,244)
Foreign exchange gains (losses)                 267           (547)
                                          ---------      ---------
Total                                       (23,692)       (25,928)
                                          ---------      ---------

Operating income, before
 amortisation of intangible fixed
 assets and exceptional items                12,574         13,540
Operating income %                             23.7%          20.8%

Amortisation of intangibles                  (2,058)        (2,180)
Exceptional costs                     2        (925)        (3,826)
                                          ---------      ---------
Operating profit                              9,591          7,534

Share of associate's operating
 profit                                           -             21
Net interest income                             822            620
                                          ---------      ---------
Profit on ordinary activities
 before tax                                  10,413          8,175
Taxation                                     (3,351)        (2,368)
                                          ---------      ---------
                                              7,062          5,807
Equity minority interests             4         102              -

                                          ---------      ---------
Net profit                                    7,164          5,807
                                          ---------      ---------

----------------------------------------------------------------------
Earnings per share                    5
    Basic                                      13.3p          10.8p
    Diluted                                    13.0p          10.7p

Adjusted earnings per share
    Basic                                      18.0p          19.8p
    Diluted                                    17.7p          19.5p
----------------------------------------------------------------------


                             NDS GROUP PLC
            UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
                    FOR THE YEAR ENDED 30 JUNE 2003

                                          Year ended     Year ended
                                            30 June        30 June
                                  Notes      2003           2002
                                            GBP'000        GBP'000
Revenues

Conditional access                          144,789        125,068
Integration, development &
 support                                     33,234         43,737
Licence fees & royalties                     22,254         30,615
New technologies                             32,451         33,338
Other revenue                                 4,509          8,030
                                          ---------      ---------
Total revenues                              237,237        240,788
                                          ---------      ---------

Cost of sales

Smart card & changeover
 provisions                                 (63,309)       (49,160)
Operations & support                        (21,124)       (23,300)
Royalties                                    (4,638)        (4,397)
Other                                        (5,396)        (6,250)
                                          ---------      ---------
Total cost of sales                         (94,467)       (83,107)
                                          ---------      ---------

Gross profit                                142,770        157,681
                                          ---------      ---------
Gross profit %                                 60.2%          65.5%

Operating expenses, excluding
 amortisation of intangible
 fixed assets and exceptional
 items
Sales & marketing expenses                  (14,208)       (15,876)
Research & development                      (61,294)       (68,738)
General & administration                    (17,719)       (17,793)
Foreign exchange gains (losses)               1,130         (1,403)
                                          ---------      ---------
Total                                       (92,091)      (103,810)
                                          ---------      ---------

Operating income, before
 amortisation of intangible
 fixed assets and exceptional
 items                                       50,679         53,871
Operating income %                             21.4%          22.4%

Amortisation of intangibles                  (9,602)        (7,350)
Exceptional costs                     2      (4,274)        (3,826)
                                          ---------      ---------
Operating profit                             36,803         42,695

Share of associate's operating
 profit (loss)                        3        (280)            21
Net interest income                           2,887          2,513
                                          ---------      ---------
Profit on ordinary activities
 before tax                                  39,410         45,229
Taxation                                    (13,472)       (14,551)
                                          ---------      ---------
                                             25,938         30,678
Equity minority interests             4         102              -

                                          ---------      ---------
Net profit                                   26,040         30,678
                                          ---------      ---------

----------------------------------------------------------------------
Earnings per share                    5
    Basic                                      48.4p          57.5p
    Diluted                                    48.0p          56.1p

Adjusted earnings per share
    Basic                                      71.0p          76.2p
    Diluted                                    70.5p          74.3p
----------------------------------------------------------------------


                             NDS GROUP PLC
                 UNAUDITED CONSOLIDATED BALANCE SHEET
                          AS AT 30 JUNE 2003

                                            30 June       30 June
                                  Notes       2003          2002
                                            GBP'000       GBP'000
Fixed assets

Investments                                       -          2,337
Intangible assets                            64,049         76,492
Tangible assets                              14,697         17,694
                                          ---------      ---------
                                             78,746         96,523
                                          ---------      ---------

Current assets

Investments                                       -            500
Stocks                                        7,617         37,065
Deferred tax asset                            4,273          3,951
Trade debtors and accrued income             31,087         42,516
Other debtors                                 5,028          5,433
Cash                                        121,520         98,502
                                          ---------      ---------
                                            169,525        187,967
                                          ---------      ---------

Creditors falling due within one year
Customer deposits and deferred income       (14,137)       (37,255)
Due in respect of acquisitions                 (390)        (5,159)
Other current liabilities                   (39,554)       (53,132)
                                          ---------      ---------
                                            (54,081)       (95,546)
                                          ---------      ---------

Net current assets                          115,444         92,421
                                          ---------      ---------

Total assets less current
 liabilities                                194,190        188,944

Creditors
Amounts falling due after one year           (1,533)        (1,445)

Provisions for liabilities and
 charges                                     (6,328)       (23,691)
                                          ---------      ---------
                                            186,329        163,808

Equity minority interests             4         (58)             -

                                          ---------      ---------
Net assets                                  186,271        163,808
                                          ---------      ---------


Equity and capital reserves           6
Equity share capital                            339            337
Share premium & merger reserve              177,593        163,262
Shares to be issued                               -         14,333
Profit and loss account                    (166,926)      (189,389)
Capital contribution                        133,265        133,265
                                          ---------      ---------
                                            144,271        121,808
Non-equity capital                           42,000         42,000
                                          ---------      ---------
Total capital employed                      186,271        163,808
                                          ---------      ---------



                             NDS GROUP PLC
       UNAUDITED SUMMARISED STATEMENT OF CONSOLIDATED CASH FLOWS
                    FOR THE YEAR ENDED 30 JUNE 2003


                             3 months ended   Year ended   Year ended
                                 30 June       30 June       30 June
                                   2003          2003         2002
                                 GBP'000        GBP'000     GBP'000

Operating profit                   9,591       36,803        42,695

Non-cash operating costs           3,970       17,998        16,323
Movement in working capital       22,596      (10,004)        8,898
                                --------     --------      --------
Net cash inflow from operating
 activities                       36,157       44,797        67,916

Net interest received                951        2,922         2,565
Tax paid                          (4,384)     (14,591)      (13,075)
Capital expenditure               (1,072)      (5,175)       (6,417)
Acquisitions and disposals          (112)      (3,189)       (1,222)
                                --------     --------      --------
Cash generated                    31,540       24,764        49,767

Proceeds from issue of shares          -            -           525
Loan and equity finance
 provided by minority interests      526          526             -
Repayment of debt                      -            -       (14,403)

                                --------     --------      --------
Increase in cash balances         32,066       25,290        35,889

Cash, beginning of period         91,071       98,502        65,337
Foreign exchange translation
 differences                      (1,617)      (2,272)       (2,724)

                                --------     --------      --------
Cash, end of period              121,520      121,520        98,502
                                --------     --------      --------

   NOTES

   1. Basis of preparation and presentation

   These unaudited financial statements have been prepared using the accounting policies disclosed in the consolidated financial statements for the year ended 30 June 2002 which are in compliance with UK GAAP. They do not constitute statutory accounts. Figures for 30 June 2002 and for the year ended on that date have been extracted from the consolidated financial statements of NDS Group plc on which the auditors gave an unqualified audit report. In the opinion of management, the unaudited quarterly results reflect all adjustments necessary to present fairly the financial position, results of operations and cash flows of NDS. The unaudited quarterly results should be read in conjunction with the audited consolidated financial statements as of 30 June 2002. We expect to publish audited financial statements for the year ended 30 June 2003 during September 2003.

   2. Exceptional items

                                        3 months ended  3 months ended
                                            30 June        30 June
                                             2003           2002
                                            GBP'000        GBP'000

Costs incurred in connection with
 litigation                                     925          1,558
Costs arising on disposal of surplus
 premises                                                    2,268
                                          ---------      ---------
                                                925          3,826
                                          ---------      ---------


                                          Year ended     Year ended
                                            30 June        30 June
                                             2003           2002
                                            GBP'000        GBP'000

Costs incurred in connection with
 litigation                                   3,809          1,558
Write-off of investments                        465              -
Costs arising on disposal of surplus
 premises                                         -          2,268
                                          ---------      ---------
                                              4,274          3,826
                                          ---------      ---------

   a) Litigation

   In March 2002, Groupe Canal+S.A., Canal+ Technologies S.A. and Canal+ Technologies Inc., subsidiaries of Vivendi (collectively, "Canal+"), filed a lawsuit against NDS Group plc and NDS Americas Inc. (a subsidiary company) in the United States District Court for the Northern District of California, alleging acts of improper conduct, including unfair competition and copyright infringement, in connection with the conditional access systems operated by Canal+. In October 2002, Canal+ and NDS agreed to a stay of all proceedings pending regulatory approval of The News Corporation Group's acquisition of Telepiu S.p.A. The action was dismissed with prejudice on 14 May 2003, after consummation of the acquisition. In September 2002, EchoStar Communications Corporation and several affiliates (collectively, "Echostar") asked the court's permission to intervene in the action, asserting that they have claims similar to those asserted by Canal+. Additionally, in October 2002, MEASAT Broadcast Network Systems Sendirian Berhad, a Malaysian satellite broadcaster, requested permission to intervene in the action, and in December 2002, Sogecable S.A., owner of Canal Satelite Digital, a Spanish satellite broadcaster and a customer of Canal+ Technologies ("Sogecable"), similarly requested permission to intervene. Upon dismissal of the action, the motions to intervene became moot.
   On 6 June 2003, Echostar filed a separate action against NDS in the United States District Court for the Central District of California. The complaint purports to allege claims for violation of the Digital Millennium Copyright Act, the Communications Act of 1934, the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California's Unfair Competition statute and the federal RICO statute. The complaint also purports to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. The response of NDS to the complaint is not yet due, but NDS believes the claims to be baseless and intends to vigorously defend the action.
   In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. and certain of its affiliates in the United States District Court for the Central District of California. Additionally, on 21 October 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer. In late April 2003, the parties agreed to stay proceedings pending efforts to resolve the disputes through mediation. The parties recently agreed upon settlement terms and expect to sign a settlement agreement imminently.
   On 25 July 2003, Sogecable filed a separate action against NDS in the United States District Court for the Central District of California. The Sogecable complaint purports to allege claims for violation of the Digital Millennium Copyright Act, California's Unfair Competition statute and the federal RICO statute. The complaint also purports to allege claims for interference with contract and prospective business advantage and common law unfair competition. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. The response of NDS to the complaint is not yet due, but NDS believes the claims to be baseless and intends to vigorously defend the action.
   On 2 October 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney's office in San Diego, California, seeking documents apparently in connection with an investigation related to Canal+ and EchoStar's claims. NDS is co-operating with the investigation. NDS was advised by the U.S. Attorney's Office in San Diego that it is not currently considered either a target or a subject in the investigation. Lead responsibility for the investigation has recently been transferred to the U.S. Attorney's Office for the Central District of California.
   The costs of dealing with these matters have been expensed as incurred and shown as an exceptional item. Any further costs incurred will be recorded in financial statements for future periods.

   b) Write-off of investments

   During the year ended 30 June 2003 it became apparent that there was little prospect of extracting value from the Group's investment in a technology venture capital fund and accordingly the investment has been written off.

   c) Surplus premises

   During the previous financial year, as part of a review of NDS worldwide operations, it was decided to close and dispose of a number of premises. The costs of closure include an estimate of rental payments which NDS is obliged to pay until the end of the relevant lease periods, the write-off of leasehold improvements and surplus equipment and other payments to terminate contracts.

   3. Investment in associated undertaking

   In December 2002, NDS acquired certain assets from its associated undertaking, ADSR Limited and obtained the repayment of loans to that company. NDS then sold its shares in ADSR Limited for a nominal sum.

   4. Minority interests

   During the year, a new subsidiary, Fancy a Flutter Limited was formed in which a third party has a 20% equity shareholding. Minority interests in the profit and loss account and balance sheet respectively represent the share of losses and net assets of Fancy a Flutter Limited. The minority shareholder also provided loan finance of GBP366,000, which is included within creditors falling due after more than one year.

   5. Earnings per share

   In addition to earnings per share calculated on the basis of net profit for the year, figures are also presented for earnings per share adjusted to eliminate the distortions caused by exceptional costs and the amortisation of intangible assets acquired as part of a business combination. A reconciliation of the profits used in the calculations is as follows:

                                        3 months ended  3 months ended
                                            30 June        30 June
                                              2003          2002
                                            GBP'000        GBP'000

Net profit                                    7,164          5,807

Add back    Amortisation of intangibles       2,058          2,180
            Exceptional items                   925          3,826
Tax effect of the above                        (410)        (1,220)

                                          ---------      ---------
Adjusted net profit                           9,737         10,593
                                          ---------      ---------


                                           Year ended     Year ended
                                            30 June        30 June
                                             2003           2002
                                            GBP'000        GBP'000

Net profit                                   26,040         30,678

Add back    Amortisation of intangibles       9,602          7,350
            Exceptional items                 4,274          3,826
Tax effect of the above                      (1,670)        (1,220)

                                          ---------      ---------
Adjusted net profit                          38,246         40,634
                                          ---------      ---------

   The weighted average number of shares and the weighted average number of potential shares in issue for each period (including potentially dilutive share options and shares issued in connection with, but after, the acquisition of Orbis Technology Limited) have been determined in accordance with FRS 14. These quantities are therefore a function of, amongst other things, the average quoted share price for the period. The figures used in the calculations are as follows:

Period                                                Weighted average
                                    Weighted average     number of
                                     shares in issue  potential shares

3 months to 30 June 2003                 53,984,681     54,998,439
3 months to 30 June 2002                 53,535,414     54,436,657

Year ended 30 June 2003                  53,856,141     54,267,114
Year ended 30 June 2002                  53,347,593     54,659,952

   6. Share capital and reserves

   Movements on consolidated capital and reserves and reconciliation of movements in shareholders funds for the year ended 30 June 2003 are as follows:


          Equity  Share    Non-    Shares  Capital  Profit    Total
          share   premium  equity  to be   contri-  and loss  share-
          capital & merger share   issued  bution   account   holders'
                  reserve  capital                            funds

         GBP'000  GBP'000 GBP'000 GBP'000  GBP'000  GBP'000  GBP'000

As at 30
 June 2002   337  163,262 42,000   14,333   133,265 (189,389) 163,808
Profit for
 the period    -        -      -        -         -   26,040   26,040
Shares
 issued        2   14,331      -  (14,333)        -        -        -
Share
 options       -        -      -        -         -       40       40
Foreign
 exchange
 movement      -        -      -        -         -   (3,617)  (3,617)

          -----------------------------------------------------------
As at 30
 June 2003   339  177,593 42,000        -   133,265 (166,926) 186,271
          -----------------------------------------------------------

   During the year ended 30 June 2003, 306,648 Series A ordinary shares were issued as the final installment due in respect of the acquisition of Orbis Technology Limited. As at 30 June 2003, there were 53,984,681 shares in issue.


    CONTACT: NDS Group plc
             Margot Field (Media)
             Tel: +44 (0) 208 476 8158
             E-mail: mfield@ndsuk.com
                 or
             Shared Value
             Alex Dee
             Tel: +44 (0) 207 321 5010
             E-mail: adee@sharedvalue.net
                 or
             Breakaway Communications US
             Kelly Fitzgerald
             Tel: +1 212 590 2555
             E-mail: kfitz@breakawaycom.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     NDS Group plc

Date:    4th August 2003
                                              By:    /s/ CRK Medlock

                                                     CRK Medlock
                                                     Chief Financial Officer